17006213

[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual of Omaha Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha (City) NE (State) 68175-1020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Evan Bees 402-351-6914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 Omaha NE 68102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

(S.E.C. I.D. No. 08-47290)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Mutual of Omaha Investor Services, Inc. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mutual of Omaha Investor Services, Inc., as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2017

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$2,622,620
CLEARING ACCOUNT DEPOSITS WITH CLEARING ORGANIZATIONS	113,202
RECEIVABLES:	
Service fees	685,881
Dealer concessions	368,992
Advisory fees	367,054
Agent accounts	139,091
Other	68,469
Total receivables	1,629,487
OTHER ASSETS	181,378
TOTAL	$4,546,687

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued commissions and other compensation	$1,488,138
Payable to affiliate	614,424
Accrued expenses and other liabilities	61,111
Total liabilities	2,163,673
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 7):	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000
Paid in capital	1,990,000
Retained earnings	383,014
Total stockholder's equity	2,383,014
TOTAL	$4,546,687

See notes to statement of financial condition.

1. NATURE OF OPERATIONS

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, Pershing LLC. The Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraphs (k)(1) and (k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, and software amortization.

Cash and Cash Equivalents — The Company considers money market funds to be cash equivalents. The carrying amounts for the money market funds equals their fair value. The money market mutual funds are classified as level 1 of the fair value hierarchy as the fair values are based on quoted prices in active markets for identical securities. Total money market mutual funds included in cash and cash equivalents at December 31, 2016 were $2,400,000.

Software — The Company capitalizes costs associated with software developed or obtained for internal use and amortizes such costs over five years. The Company had capitalized software of $78,400, which was fully amortized as of December 31, 2016.

Concentrations — A significant portion of the Company's business is with a limited number of fund companies, insurance carriers, variable product carriers, and fee-based money managers.

Subsequent Events — The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there are no significant events that require adjustment to or disclosure in the statement of financial condition.

Adoption of New Accounting Pronouncements — In August 2014, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15 *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* ("ASU 2014-15"). This guidance requires an assessment of and disclosures about the existence of circumstances that raise substantial doubt about an entity's ability to continue as a going concern over the twelve months subsequent to the date its financial statements are available to be issued. The guidance does not affect the amounts reported in the Company's financial statements. The Company adopted this update effective for the year ended December 31, 2016, and has determined there were no circumstances that raise substantial doubt about the Company's ability to continue as a going concern.

Future Adoption of New Accounting Pronouncements— In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which will supersede nearly all current revenue recognition guidance. For contracts affected by the new standard, the update will require an entity to recognize revenue upon the transfer of goods or services to customers in amounts that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It will not impact the accounting for financial instruments and is effective for the Company beginning with the first quarter of 2019. Early adoption is permitted, but the Company does not plan to early adopt this update. The Company currently recognizes revenue from advisory and service fees over time based on account balances or assets under management and revenue from dealer concessions on a trade date basis. The Company expects to identify similar performance obligations under ASU 2014-09 as compared with those currently identified. In addition, all contracts with customers are written for a period of less than or equal to 12 months. As a result, the Company expects the timing of revenue to be unchanged.

In August 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The update changes the measurement and recognition of credit losses on financial assets measured at amortized cost including receivables from customers. The update replaces the current requirement to recognize losses that are probable of having occurred with a requirement to recognize lifetime expected credit losses beginning at acquisition. The update is effective for annual periods beginning with the first quarter of 2020, with early adoption permitted but no earlier than the first quarter of 2019. The update should be applied using a modified retrospective method. The Company is currently evaluating the impact of this guidance on its financial statements.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the rule. Under the rule, the Company is required to maintain a minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness, and not allow the ratio of "aggregate indebtedness" to "net capital" to exceed 15 to 1. At December 31, 2016, net capital was $1,689,317. Required net capital was $144,245 based on aggregate indebtedness of $2,163,673 and the ratio of aggregate indebtedness to net capital was 1.3 to 1.

4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional, and other services based upon written management agreements. Amounts payable to Mutual and its subsidiaries were $614,424 as of December 31, 2016. Included in the amounts payable to Mutual and its subsidiaries is $386,286 of expenses and administrative services paid by Mutual or its subsidiaries on the Company's behalf. The Company and Mutual participate in an expense sharing agreement related to an agent fee paid to the Company to offset operating expenses incurred by the Company. The Company received payments of $1,156,200 for the year ended December 31, 2016, from Mutual. The agreement is subject to termination by either party upon 30 days written notice. Under an expense sharing agreement, the Company provides supervisory services to Mutual and its subsidiaries resulting in payments received of $324,000.

The Company acts as the underwriter of individual variable annuities and variable universal life products for United and Companion. The block of business was fully reinsured to Security Benefit of Topeka, KS in 2004 and no new policies are being solicited. The Company receives retail and administrative compensation for United and Companion group variable annuities. The Company had dealer concessions receivable of $185,865 as of December 31, 2016, from United and Companion.

Transactions with related parties may not be indicative of amounts which would have occurred had the parties not been related.

5. EMPLOYEE BENEFIT PLANS

The Company participates in three plans sponsored by its ultimate parent, Mutual. These plans are a qualified, noncontributory defined benefit pension plan, a 401(k) profit sharing defined contribution plan, and a postretirement benefit plan that provides certain health care and life insurance benefits for retirees. Substantially all employees are eligible for the 401(k) plan, while only employees hired before 1995 are eligible for the postretirement benefit plan. Effective January 1, 2005 the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005. Employees meeting certain minimum requirements are eligible for participation in the pension plan. The Company has no legal obligation for benefits under these plans. Mutual of Omaha allocates expense amounts for these plans to the Company based on various cost allocation ratios.

6. INCOME TAXES

The Company is included in a consolidated U.S. Corporate Income Tax Return with Mutual and certain affiliates and files state income tax returns in various jurisdictions. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense (benefit) which the Company would have incurred had it filed a separate return. There is no state income tax sharing agreement and the Company is not required to submit payment to any affiliate for the use of combined group state tax losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2016, net deferred tax assets were offset by a valuation allowance of $77,498 related to an unused net operating loss carryover and other future tax deductions. Based on the weight of available positive and negative evidence, the Company believes it is more likely

than not that the net deferred tax assets will not be realized. In its analysis for this valuation allowance adjustment, the Company projected it will generate insufficient pre-tax income to utilize the net operating loss carryover and its other deferred future deductions.

The components of the net deferred income taxes as of December 31, 2016 and were as follows:

Deferred tax assets:	
Expenses deductible in subsequent periods	$ 92,895
Net operating loss carryover	43,268
Deferred tax assets	136,163
Deferred tax liabilities:	
Prepaid assets	(58,665)
Net deferred income tax asset	77,498
Valuation allowance	(77,498)
Net deferred income tax asset	$ -

As of December 31, 2016, the Company had net operating loss carryforwards amounting to $123,623, which will expire at the end of 2036.

As of December 31, 2016, the Company recorded an income tax receivable of $66,052 in other receivables.

As of December 31, 2016, there were no accrued uncertain tax positions recorded as an income tax liability in the statements of financial condition. The statue of limitations has closed on all years through 2012. Therefore, the years after 2012 remain subject to audit by federal and state jurisdictions.

7. COMMITMENTS AND CONTINGENCIES

The Company has provided guarantees to its clearing broker. Under the guarantees, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The guarantee is for six years ending in 2020 and the maximum exposure is equal to pending trades. Unsecured amounts in accounts introduced by the Company were insignificant as of December 31, 2016. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statements of Financial Condition for these contingent liabilities. If the Company had unsecured amounts, they would be deducted from its net capital in accordance with Rule 15c3-1.

Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses in these various lawsuits are meritorious and the eventual outcome will not have a material effect on the Company's statement of financial condition.

OATH OR AFFIRMATION

I, **EVAN BEES**, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), as of and for the year ended December 31, 2016, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MOIS Director. Finance Operations

Title

Notary Public

GENERAL NOTARY - State of Nebraska
CAROL L. COLDANGHISE
My Comm. Exp. April 10, 2017

This report ** contains (check all applicable boxes):

- [x] Report of Independent Registered Public Accounting Firm.
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h].
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements].
- [x] (l) An Oath or Affirmation.
- [ ] (m) Copy of the SIPC Supplemental Report [filed separately].
- [ ] (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- [ ] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act
- [ ] (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*